UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

CHINA ARMCO METALS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

16936C 108

(CUSIP Number)

Feng Gao

One Waters Park Drive, Suite 98

            San Mateo, CA 94403

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

June 27, 2008

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

1. NAMES OF REPORTING PERSONS.

Feng Gao

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
7,300,000 *
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
7,300,000 *
10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,300,000 *

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76% *

14. TYPE OF REPORTING PERSON

IN

* See Item 5.

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this Schedule 13D relates is common stock, par value $0.001, of China Armco Metals, Inc., a Nevada corporation (the “Company”), with its address located at One Waters Park Drive, Suite 98, San Mateo, CA 94403.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed by Feng Gao.

(b)	Ms. Gao’s address is c/o China Armco Metals, Inc., One Waters Park Drive, Suite 98, San Mateo, CA 94403.

(c)	Ms. Gao is the Secretary of the Company.

(d)	During the past five years, Ms. Gao has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the pas five years, Ms. Gao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Ms. Gao is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 27, 2008, China Armco Metals, Inc. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) and consummated a share purchase (the “Share Purchase”) with Armco & Metawise (HK), Ltd., a limited liability company established under the laws of Hong Kong (“Armco”), and Feng Gao, who owned 100% of the outstanding shares of Armco (the “Armco Shareholder”).

Under the Share Purchase Agreement, the Company purchased from Ms. Gao 100% of the issued and outstanding shares of Armco’s capital stock, in which the Company paid Ms. Gao, the sole shareholder of Armco $6,890,000 by delivery of the Company’s purchase money promissory note. In addition, the Company issued to Ms. Gao a stock option entitling Ms. Gao to purchase 5,300,000 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) at a price of $1.30 per share and 2,000,000 shares at $5.00 per share.

ITEM 4. PURPOSE OF TRANSACTION.

As noted in Item 3 above, Ms. Gao was issued a stock option to purchase 7,300,000 of the Company’s common stock in exchange for 100% of the issued and outstanding shares of Armco’s common stock. As a result of the consummation of the Share Purchase, Armco now is a wholly-owned subsidiary of the Company. Ms. Gao was issued the stock option for investment purposes.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

Ms. Gao is the beneficial owner of 7,300,000 shares of common shares of the Company (which includes 5,300,000 shares which may be purchased upon exercise of a stock option at $1.30 per share and 2,000,000 shares of which may be purchased upon exercise of a stock option at $5.00 per share), representing approximately 76% of the outstanding common stock of the Company.

(b)	Ms. Gao has the sole power to vote and the sole power to dispose of 7,300,000 common shares of the Company.

(c)	The only transaction in the Company’s common shares that was effected by Ms. Gao during the past 60 days is that described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of a Call Option Agreement entered into between Kexuan Yao and Feng Gao, filed on the 8-K as of July 1, 2008, Mr. Yao has the right to purchase from Ms. Gao: (i) 1,325,000 shares upon entry by Mr. Yao and Armco & Metawise (HK), Ltd. (“Armco”), a subsidiary of registrant, into a binding employment agreement for a term of not less than three years for Mr. Yao to serve as the Chief Executive Officer and Chairman of registrant’s subsidiaries Armet (Lianyungang) Renewable Resources Co., Ltd. and Henan Armco & Metawise Trading Co., Ltd.; (ii) 1,325,000 shares upon the U.S. Securities and Exchange Commission declaring a registration statement filed by the registrant under the Securities Act of 1933 effective, or, investors who purchase common stock from the registrant pursuant to a securities purchase agreement to be entered into between registrant and the investors, being able to sell their common stock under Rule 144, as then effective under the U.S. Securities Act of 1933, as amended; (iii) 1,325,000 shares upon Armco achieving not less than $5,000,000 in pre-tax profits, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the calendar year ending December 31, 2008; and (iv) 1,325,000 upon Armco achieving not less than $75,000,000 in gross revenues, as determined under US GAAP for the calendar year ending December 31, 2008.

Other than the agreements as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

10.1	Share Purchase Agreement between Cox Distributing, Inc. and Armco & Metawise (HK), Ltd. dated June 27, 2008. (Previously filed as Exhibit 10.4 to the Company’s Form 8-K dated July 1, 2008).

10.2	Stock Option Agreement between Cox Distributing, Inc. and Feng Gao dated June 27, 2008. (Previously filed as Exhibit 10.5 to the Company’s Form 8-K dated July 1, 2008).

10.3	Call Option Agreement between Kexuan Yao and Feng Gao dated June 27, 2008. (Previously filed as Exhibit 10.6 to the Company’s Form 8-K dated July 1, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2008

/s/ Feng Gao

Feng Gao